REPRESENTATIONS OF CTFR LIMITED-TERM PORTFOLIO

              Reference is made to the Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of May 14, 2009, pursuant to which all of the assets of CTFR Limited-Term Portfolio, a series of Calvert Tax-Free Reserves, a Massachusetts business trust ("Target Fund") will be acquired by Calvert Tax-Free Bond Fund, also a series of Calvert Tax-Free Reserves ("Acquiring Fund") (the "Reorganization"). The undersigned hereby makes the following representations, recognizing that Sullivan & Worcester LLP will rely upon such representations for purposes of rendering its tax opinion as to certain tax consequences of the Reorganization.

1. In the Reorganization, Acquiring Fund will acquire from Target Fund at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Target Fund immediately prior to the Reorganization. For purposes of this representation, redemptions and distributions (except for redemptions in the ordinary course of Target Fund's business as an open-end investment company as required by section 22(e) of the Investment Company Act of 1940 pursuant to a demand of a shareholder and regular, normal distributions) made by Target Fund immediately preceding the transfer which are part of the plan of reorganization will be considered as assets held by Target Fund immediately prior to the transfer.

2. Target Fund has not redeemed and will not redeem the shares of any of its shareholders in connection with the Reorganization except to the extent necessary to comply with its legal obligation to redeem its shares.

3. There is no intercorporate indebtedness between Acquiring Fund and Target Fund.

4. Subsequent to the transfer of the assets of Target Fund to Acquiring Fund pursuant to the Reorganization Agreement, Target Fund will distribute the shares of Acquiring Fund in final liquidation and dissolve as expeditiously as possible.

5. The sum of the liabilities of Target Fund to be assumed by Acquiring Fund and the expenses of the Reorganization does not exceed twenty percent of the fair market value of the assets of Target Fund.

6. Target Fund is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

7. Target Fund is treated as a corporation for federal income tax purposes and at all times in its existence has qualified as a regulated investment company, as defined in Section 851 of the Code.

8. The foregoing representations are true on the date hereof and will be true on the date of closing of the Reorganization.

              IN WITNESS WHEREOF, the undersigned has executed these representations, acting by and through its duly authorized officer, as of the 14th day of May, 2009.

CALVERT TAX-FREE RESERVES on behalf of
CTFR LIMITED-TERM PORTFOLIO

By: /s/ Andrew K. Niebler
Name: Andrew K. Niebler, Esq.
Title: Assistant Vice President & Assistant Secretary